Page 1 of 28 Pages

SCHEDULE 13D

CUSIP NO. 22662K 20 7

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 2)*

Crimson Exploration Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

22662K 20 7

(CUSIP Number)

Todd E. Molz

Managing Director and General Counsel

Oaktree Capital Group Holdings GP, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

(213) 830-6300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 7, 2009

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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Page 1 of 28 Pages

CUSIP NO. 22662K 20 7	Page 2 of 28 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM GW Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER: 8,427,084shares
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER:
PERSON WITH	9	SOLE DISPOSITIVE POWER: 8,427,084shares
	10	SHARED DISPOSITIVE POWER:
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,427,084 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) ☐ EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.64% (1) (2) (3) (4)
14	TYPE OF REPORTING PERSON* OO

(1) Excludes 800 shares of Common Stock underlying convertible preferred stock owned by OCM Crimson Holdings, LLC.

(2) Based upon 6,416,401 shares of Common Stock outstanding as of December 4, 2009 (including approximately 0.6 million shares of restricted Common Stock to be issued to employees of the Company pursuant to its performance-based long-term incentive plan), in addition to 6,421,398 shares of Common Stock which may be received upon conversion of securities beneficially owned (or which may be deemed beneficially owned) by the reporting person (See Item 5).

(3) Excluding (i) parties to the Omnibus and Release Agreement, the Second Series G Subscription Agreement (as previously defined) and other agreements previously described and (ii) 2,000,000 shares of Common Stock expected to be purchased by OCM GW Holdings, LLC or an affiliate, subject to the closing of the Issuer’s public offering of Common Stock described herein.

(4) Excluding dividends accrued or paid on the Issuer’s Series G Preferred Stock and Series H Preferred Stock, respectively, after September 30, 2009.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

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Page 2 of 28 Pages

CUSIP NO. 22662K 20 7	Page 3 of 28 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Principal Opportunities Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER: 8,427,084shares *
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER:
PERSON WITH	9	SOLE DISPOSITIVE POWER: 8,427,084 shares *
	10	SHARED DISPOSITIVE POWER:
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,427,084shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) ☐ EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.64% (1)
14	TYPE OF REPORTING PERSON PN

* Solely in its capacity as the managing member of OCM GW Holdings, LLC.

(1) Excludes 800 shares of Common Stock underlying convertible preferred stock owned by OCM Crimson Holdings, LLC.

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Page 3 of 28 Pages

CUSIP NO. 22662K 20 7	Page 4 of 28 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Principal Opportunities Fund III GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER: 8,427,084shares*
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER:
PERSON WITH	9	SOLE DISPOSITIVE POWER: 8,427,084shares *
	10	SHARED DISPOSITIVE POWER:
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,427,084shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) ☐ EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.64% (1)
14	TYPE OF REPORTING PERSON PN

* Solely in its capacity as the general partner of OCM Principal Opportunities Fund III, L.P.

(1) Excludes 800 shares of Common Stock underlying convertible preferred stock owned by OCM Crimson Holdings, LLC.

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Page 4 of 28 Pages

CUSIP NO. 22662K 20 7	Page 5 of 28 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER: 8,427,884shares *
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER:
PERSON WITH	9	SOLE DISPOSITIVE POWER: 8,427,884shares *
	10	SHARED DISPOSITIVE POWER:
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,427,884shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) ☐ EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.65%
14	TYPE OF REPORTING PERSON PN

* Solely in its capacity as the general partner of OCM Principal Opportunities Fund III GP, L.P. and the sole shareholder of OCM Principal Opportunities Fund IV GP, Ltd.

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CUSIP NO. 22662K 20 7	Page 6 of 28 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER: 8,427,884shares *
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER:
PERSON WITH	9	SOLE DISPOSITIVE POWER: 8,427,884shares *
	10	SHARED DISPOSITIVE POWER:
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,427,884shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) ☐ EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.65%
14	TYPE OF REPORTING PERSON PN

* Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

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Page 6 of 28 Pages

CUSIP NO. 22662K 20 7	Page 7 of 28 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER: 8,427,884shares *
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER:
PERSON WITH	9	SOLE DISPOSITIVE POWER: 8,427,884shares *
	10	SHARED DISPOSITIVE POWER:
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,427,884shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) ☐ EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.65%
14	TYPE OF REPORTING PERSON OO

* Solely in its capacity as the general partner of Oaktree Capital I, L.P.

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Page 7 of 28 Pages

CUSIP NO. 22662K 20 7	Page 8 of 28 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER: 8,427,884shares *
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER:
PERSON WITH	9	SOLE DISPOSITIVE POWER: 8,427,884shares *
	10	SHARED DISPOSITIVE POWER:
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,427,884shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) ☐ EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.65%
14	TYPE OF REPORTING PERSON OO

* Solely in its capacity as the managing member of OCM Holdings I, LLC.

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CUSIP NO. 22662K 20 7	Page 9 of 28 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER: 8,427,884shares *
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER:
PERSON WITH	9	SOLE DISPOSITIVE POWER: 8,427,884shares *
	10	SHARED DISPOSITIVE POWER:
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,427,884shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) ☐ EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.65%
14	TYPE OF REPORTING PERSON OO

* Solely in its capacity as the managing member of Oaktree Holdings, LLC.

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CUSIP NO. 22662K 20 7	Page 10 of 28 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER: 8,427,884 shares *
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER:
PERSON WITH	9	SOLE DISPOSITIVE POWER: 8,427,884shares *
	10	SHARED DISPOSITIVE POWER:
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,427,884shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) ☐ EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.65%
14	TYPE OF REPORTING PERSON PN

* Solely in its capacity as the holder of the majority of voting units of Oaktree Capital Group, LLC.

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Page 10 of 28 Pages

CUSIP NO. 22662K 20 7	Page 11 of 28 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER: 8,427,884shares *
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER:
PERSON WITH	9	SOLE DISPOSITIVE POWER: 8,427,884shares *
	10	SHARED DISPOSITIVE POWER:
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,427,884shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) ☐ EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.65%
14	TYPE OF REPORTING PERSON OO

* Solely in its capacity as the general partner of Oaktree Capital Group Holdings, L.P.

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Page 11 of 28 Pages

CUSIP NO. 22662K 20 7	Page 12 of 28Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Crimson Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER: 800shares
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER:
PERSON WITH	9	SOLE DISPOSITIVE POWER: 800 shares
	10	SHARED DISPOSITIVE POWER:
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) ☐ EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1) (2)
14	TYPE OF REPORTING PERSON* OO

(1) Excludes 8,427,084 shares of Common Stock underlying convertible preferred stock owned directly by OCM GW Holdings, LLC.

(2) Less than 1%

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Page 12 of 28 Pages

CUSIP NO. 22662K 20 7	Page 13 of 28 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Principal Opportunities Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER: 800shares*
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER:
PERSON WITH	9	SOLE DISPOSITIVE POWER: 800shares*
	10	SHARED DISPOSITIVE POWER:
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) ☐ EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1) (2)
14	TYPE OF REPORTING PERSON* PN

* Solely in its capacity as the managing member of OCM Crimson Holdings, LLC.

(1) Excludes 8,427,084 shares of Common Stock underlying convertible preferred stock owned directly by OCM GW Holdings, LLC.

(2) Less than 1%

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Page 13 of 28 Pages

CUSIP NO. 22662K 20 7	Page 14 of 28 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Principal Opportunities Fund IV GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER: 800shares*
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER:
PERSON WITH	9	SOLE DISPOSITIVE POWER: 800shares*
	10	SHARED DISPOSITIVE POWER:
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) ☐ EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1) (2)
14	TYPE OF REPORTING PERSON* PN

* Solely in its capacity as the general partner of OCM Principal Opportunities Fund IV, L.P.

(1) Excludes 8,427,084 shares of Common Stock underlying convertible preferred stock owned directly by OCM GW Holdings, LLC.

(2) Less than 1%

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CUSIP NO. 22662K 20 7	Page 15 of 28 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Principal Opportunities Fund IV GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER: 800shares*
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER:
PERSON WITH	9	SOLE DISPOSITIVE POWER: 800shares*
	10	SHARED DISPOSITIVE POWER:
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) ☐ EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1) (2)
14	TYPE OF REPORTING PERSON* OO

* Solely in its capacity as the general partner of OCM Principal Opportunities Fund IV GP, L.P.

(1) Excludes 8,427,084 shares of Common Stock underlying convertible preferred stock owned directly by OCM GW Holdings, LLC.

(2) Less than 1%

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Page 15 of 28 Pages

CUSIP NO. 22662K 20 7	Page 16 of 28 Pages

This Amendment No. 2 to Schedule 13D is being filed by the Reporting Persons (defined below) and amends and supplements Items 2, 3, 4, 5, 6 and 7 to the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on or about August 6, 2007 (the “13D”) by the Reporting Persons. Item 1 remains unchanged. Capitalized terms used herein and not defined have the meanings given to them in the 13D.

Item 2. Identity and Background

(a)-(c) & (f)

This Schedule 13D is filed jointly, pursuant to a joint filing agreement attached hereto as Exhibit 99(e), by:

(1) OCM GW Holdings, LLC, a Delaware limited liability company ("OCM GW"), whose principal business is to hold the shares of Common Stock of the Issuer;

(2) OCM Principal Opportunities Fund III, L.P., Delaware limited partnership and the managing member of OCM GW (the "Oaktree Fund"), whose principal business is to generally invest in securities and obligations of other entities over which there is a potential for the Oaktree Fund to exercise significant influence;

(3) OCM Principal Opportunities Fund III GP, L.P., a Delaware limited partnership (the "Fund GP"), whose principal business is to serve as, and perform the functions of, the general partner of the Oaktree Fund;

(4) Oaktree Fund GP I, L.P., a Delaware limited partnership ("GP I"), whose principal business is to (i) serve as, and perform the functions of, the general partner of certain investment funds or to serve as, and perform the functions of, the managing member of the general partner of certain investment funds or (ii) to act as the sole shareholder of certain controlling entities of certain investment funds;

(5) Oaktree Capital I, L.P., a Delaware limited partnership ("Capital I"), whose principal business is to serve as, and perform the functions of, the general partner of GP I and to hold limited partnership interests in GP I;

(6) OCM Holdings I, LLC, a Delaware limited liability company ("Holdings I"), whose principal business is to serve as, and perform the functions of, the general partner of Capital I;

(7) Oaktree Holdings, LLC, a Delaware limited liability company ("Holdings"), whose principal business is to serve as, and perform the functions of, the managing member of Holdings I;

(8) Oaktree Capital Group, LLC, a Delaware limited liability company ("OCG"), whose principal business is to act as the holding company and controlling entity of each of the general partner and investment adviser ofcertain investment funds and separately managed accounts;

(9) Oaktree Capital Group Holdings, L.P., a Delaware limited partnership ("OCGH"), whose principal business is to hold voting interests in OCG and other interests in each of the general partner and investment adviser of certain investment funds and separately managed accounts;

(10) Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company ("OCGH GP"), whose principal business is to serve as, and perform the functions of, the general partner of OCGH;

(11) OCM Crimson Holdings, LLC, a Delaware limited liability company ("OCM Crimson"), whose principal business is to hold the shares of Common Stock of the Issuer;

(12) OCM Principal Opportunities Fund IV, L.P., a Cayman Islands limited partnership and the managing member of OCM Crimson (the "Oaktree Crimson Fund"), whose principal business is to generally invest in

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Page 16 of 28 Pages

CUSIP NO. 22662K 20 7	Page 17 of 28 Pages

securities and obligations of other entities over which there is a potential for the Oaktree Crimson Fund to exercise significant influence;

(13) OCM Principal Opportunities Fund IV GP, L.P., a Cayman Islands limited partnership (the "Crimson Fund GP"), whose principal business is to serve as, and perform the functions of, the general partner of the Oaktree Crimson Fund;

(14) OCM Principal Opportunities Fund IV GP, Ltd., a Cayman Islands exempted company ("Crimson GP" and together with OCM GW, Oaktree Fund, the Fund GP, GP I, Capital I, Holdings I, Holdings, OCG, OCGH, OCGHGP, OCM Crimson, Oaktree Crimson Fund and Crimson Fund GP, collectively, the "Reporting Persons", and each individually, a "Reporting Person"), whose principal business is to serve as, and perform the functions of, the general partner of Crimson Fund GP.

Set forth in the attached Annex A is a listing of the directors, executive officers, members and general partners, as applicable, of each Reporting Person (collectively, the "Covered Persons"), and is incorporated by reference. Except as set forth in Annex A, each of the Covered Persons that is a natural person is a United States citizen.

The principal business address of each of the Reporting Persons and each Covered Person is c/o Oaktree Capital Group Holdings GP, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

(d)—(e)

During the last five years, none of the Reporting Persons, or to the best of their knowledge, any Covered Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

See Item 4 for a description of the expected purchase by OCM GW of shares of Common Stock in the Issuer’s public offering expected to close on December 22, 2009.

Item 4. Purpose of Transaction

(a)-(b), (d), (e) & (g)

Effective December 6, 2009 (but subject to the consent of the holders of the Series G Preferred Stock which was obtained on December 7, 2009), Cassidy J. Traub, age 28, was appointed as a director of the Issuer, increasing the size of the board of directors of the Issuer from five to six. Mr. Traub is a Vice President at Oaktree Capital Management, LP, an affiliate of OCM GW.

On December 8, 2009, the Issuer amended the terms of its Series G Convertible Preferred Stock, par value $0.01 per share (the “Series G Preferred Stock”), as set forth in the Issuer’s Certificate of Designation, Preferences and Rights of the Series G Preferred Stock filed with the Secretary of State of the State of Delaware on June 27, 2005 (the “Certificate of Designation”), by filing a Certificate of Amendment to the Certificate of Designation with the Delaware Secretary of State. The Certificate of Amendment was recommended for approval by an independent committee of the Issuer’s board of directors and approved on December 7, 2009 by OCM GW and OCM Crimson, a majority of the holders of the Series G Preferred Stock.

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CUSIP NO. 22662K 20 7	Page 18 of 28 Pages

The Certificate of Amendment amends the Certificate of Designation by providing for the automatic conversion of all the shares of the Series G Preferred Stock in connection with the consummation of a registered underwritten offering of the Issuer’s Common Stock on or before April 30, 2010, at the lower of the conversion price then in effect or at the price the shares of Common Stock are sold to the public in the registered underwritten offering. Under the terms of the Series H Preferred Stock, par value $0.01 per share, of the Issuer (the “Series H Preferred Stock”), if OCM GW or its affiliates convert their Series G Preferred Stock, a proportionate amount of shares of Series H Preferred Stock will automatically convert into Common Stock. On December 8, 2009, the Issuer announced the launch of its public offering of shares of its Common Stock, and on December 16 announced the pricing of the public offering of 20,000,000 shares of its Common Stock at $5.00 per share. The offering is expected to close on December 22, 2009. It is expected that OCM GW or an affiliate will purchase 2,000,000 shares of Common Stock in the offering at a price of $5.00 per share for an aggregate consideration of $10 million.

After giving effect to the amendment to the Series G Preferred Certificate of Designations and based on the $5.00 offer price, subject to the consummation of the Issuer’s public offering, the 76,710 shares of Series G Preferred Stock held by OCM GW and OCM Crimson are expected to automatically convert into approximately 11,230,619 shares of Common Stock based on a $5.00 conversion price and accrued dividends and a conversion date of December 2009, and the 2,000 shares of Series H Preferred Stock held by OCM GW are expected to automatically convert into 285,715 shares of Common Stock. In the aggregate, it is expected that approximately 12,085,488 shares of Common Stock will be issued to all holders thereof upon conversion of the Series G Preferred Stock and Series H Preferred Stock in connection with the closing of the Issuer’s public offering.

Prior to the consummation of the public offering and automatic conversion of the Series G Preferred Stock, the 76,700 shares of Series G Preferred Stock held by OCM GW are convertible at OCM GW’s option into approximately 6,134,883 shares of Common Stock based on the current $9.00 conversion price and accrued dividends at September 30, 2009, and the 10 shares of Series G Preferred Stock held by OCM Crimson are convertible at OCM Crimson’s option into approximately 800 shares of Common Stock based on the current $9.00 conversion price and accrued dividends at September 30, 2009.

The description contained in this Item 4 of the amendment to the Certificate of Designation is qualified in its entirety by reference to the full text of the amendment, which is incorporated herein by reference and filed as Exhibit 99(a) hereto.

The Reporting Persons will continuously evaluate the Issuer's businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of the Issuer's Common Stock will be acquired by OCM GW, OCM Crimson, the Oaktree Fund or by other affiliated investment funds and accounts or whether OCM GW, OCM Crimson, the Oaktree Fund or any such other affiliated investment funds and accounts will dispose of shares of the Issuer's Common Stock. At any time, additional shares of Common Stock may be acquired or some or all of the shares of the Issuer's Common Stock beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise. Other than as described in this Schedule 13D, none of the Reporting Persons or, to their best knowledge, any Covered Persons have any current plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of its ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer

(a) and (b)

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CUSIP NO. 22662K 20 7	Page 19 of 28 Pages

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference. See Item 4 above for a description of the amendment to the Certificate of Designation of the Series G Preferred Stock, as well as the number of shares of Common Stock issuable upon the automatic conversion of the Series G Preferred Stock and Series H Preferred Stock and the expected purchase by OCM GW or an affiliate of 2,000,000 shares of Common Stock, each of which is contingent upon the closing by the Issuer of a registered underwritten public offering of its Common Stock.

OCM GW directly holds the Issuer’s Common Stock (or, as discussed below, shares of the Issuer’s preferred stock convertible into shares of the Common Stock) and has sole power to vote and dispose of the Issuer’s Common Stock (or, as discussed below, shares of the Issuer’s preferred stock convertible into shares of the Common Stock). OCM GW owns 2,006,486 shares of Common Stock, and has the right to acquire an additional (1) 6,134,883 shares of Common Stock pursuant to conversion of the Series G Preferred Stock at OCM GW’s option at the current $9.00 conversion price (including accrued dividends to September 30, 2009), which votes on an as-converted basis with the Common Stock, and (2) 285,715 shares of Common Stock pursuant to conversion of the Series H Preferred Stock, which votes on an as-converted basis with the Common Stock.

OCM Crimson directly holds the Issuer’s Common Stock (or, as discussed below, shares of the Issuer’s preferred stock convertible into shares of the Common Stock) and has sole power to vote and dispose of the Issuer’s Common Stock (or, as discussed below, shares of the Issuer’s preferred stock convertible into shares of the Common Stock). OCM Crimson has the right to acquire 800 shares of Common Stock pursuant to conversion of the Series G Preferred Stock at OCM Crimson’s option at the current $9.00 conversion price (including accrued dividends to September 30, 2009), which votes on an as-converted basis with the Common Stock.

As previously disclosed, as dividends accrue on the Series G Preferred Stock and are paid on the Series H Preferred Stock, OCM GW’s beneficial ownership of Common Stock will increase, as accrued dividends on the Series G Preferred Stock are convertible into Common Stock by and the Series H Preferred Stock pays quarterly dividends of Common Stock to the holders thereof.

The Series G Preferred Stock provides for an 8% cash dividend, expressed as a percentage of the stock's $500 liquidation value plus accrued and unpaid dividends. Accrued dividends on the Series G Preferred Stock may be converted to Common Stock at a conversion price of $9.00 (subject to adjustment for recapitalizations and similar events) at the option of the holder or automatically at the lower of the $9.00 conversion price and the price shares of the Common Stock are sold to the public in a registered underwritten offering.

Holders of the Series H Preferred Stock are entitled to quarterly dividends of one share of Common Stock per share of Series H Preferred Stock, or four shares of Common Stock annually per share of Series H Preferred Stock (subject to adjustment for recapitalizations and similar events).

The Oaktree Fund, in its capacity as the managing member of OCM GW, has the ability to direct the management of OCM GW's business, including the power to vote and dispose of securities held by OCM GW; therefore, the Oaktree Fund may be deemed to beneficially own the shares of Common Stock of the Issuer held by OCM GW.

The Oaktree Crimson Fund, in its capacity as the managing member of OCM Crimson, has the ability to direct the management of OCM Crimson 's business, including the power to vote and dispose of securities held by OCM Crimson; therefore, the Oaktree Crimson may be deemed to beneficially own the shares of Common Stock of the Issuer held by OCM Crimson.

The Fund GP, in its capacity as the general partner of the Oaktree Fund, has the ability to direct the management of the Oaktree Fund's business, including the power to direct the decisions of the Oaktree Fund

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CUSIP NO. 22662K 20 7	Page 20 of 28 Pages

regarding the vote and disposition of securities held by OCM GW; therefore, the Fund GP may be deemed to beneficially own the shares of Common Stock of the Issuer held by OCM GW.

The Crimson Fund GP, in its capacity as the general partner of the Oaktree Crimson Fund, has the ability to direct the management of the Oaktree Crimson Fund's business, including the power to direct the decisions of the Oaktree Crimson Fund regarding the vote and disposition of securities held by OCM Crimson; therefore, the Fund GP may be deemed to beneficially own the shares of Common Stock of the Issuer held by OCM Crimson.

Crimson GP, in its capacity as the general partner of the Crimson Fund GP, has the ability to direct the management of the Crimson Fund GP's business, including the power to direct the decisions of the Crimson Fund GP regarding the vote and disposition of securities held by OCM Crimson; therefore, Crimson GP may be deemed to have indirect beneficial ownership of the shares of the Issuer's Common Stock held by OCM Crimson.

GP I (i) in its capacity as the managing member of the Fund GP has the ability to direct the management of the Fund GP's business, including the power to direct the decisions of the Fund GP regarding the vote and disposition of securities held by OCM GW and (ii) in its capacity as the sole shareholder of Crimson GP has the ability to appoint and remove directors of Crimson GP and, as such, may indirectly control the decisions of Crimson GP regarding the vote and disposition of securities held by OCM Crimson; therefore, in each case, GP I may be deemed to have indirect beneficial ownership of the shares of the Issuer's Common Stock held by OCM GW and OCM Crimson.

Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I's business, including the power to direct the decisions of GP I regarding the vote and disposition of securities held by OCM GW and OCM Crimson; therefore, Capital I may be deemed to have indirect beneficial ownership of the shares of the Issuer's Common Stock held by OCM GW and OCM Crimson.

Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I's business, including the power to direct the decisions of Capital I regarding the vote and disposition of securities held by OCM GW and OCM Crimson; therefore, Holdings I may be deemed to have indirect beneficial ownership of the shares of the Issuer's Common Stock held by OCM GW and OCM Crimson

Holdings, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holding I's business, including the power to direct the decisions of Holdings I regarding the vote and disposition of securities held by OCM GW and OCM Crimson; therefore, Holdings may be deemed to have indirect beneficial ownership of the shares of the Issuer's Common Stock held by OCM GW and OCM Crimson.

OCG, in its capacity as the managing member of Holdings, has the ability to direct the management of Holdings' business, including the power to direct the decisions of Holdings regarding the vote and disposition of securities held by OCM GW and OCM Crimson; therefore, OCG may be deemed to have indirect beneficial ownership of the shares of the Issuer's Common Stock held by OCM GW and OCM Crimson.

OCGH, in its capacity as the majority holder of the voting units of OCG, has the ability to appoint and remove directors of OCG and, as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by OCM GW and OCM Crimson; therefore, OCGH may be deemed to have indirect beneficial ownership of the shares of the Issuer's Common Stock held by OCM GW and OCM Crimson.

OCGH GP, in its capacity as the general partner of OCGH, has the ability to direct the management of OCGH's business, including the power to direct the decisions of OCGH regarding the vote and disposition of securities held by OCM GW and OCM Crimson; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the shares of the Issuer's Common Stock held by OCM GW and OCM Crimson.

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CUSIP NO. 22662K 20 7	Page 21 of 28 Pages

With respect to the shares of Common Stock reported herein, each of the Reporting Persons may be deemed to have sole voting and dispositive power or the sole power to direct the vote and disposition of the number of shares of Common Stock which such Reporting Person may be deemed to beneficially own as set forth above.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons, other than OCM GW and OCM Crimson, that it is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person, other than OCM GW and OCM Crimson, except to the extent of such Reporting Person’s pecuniary interest, if any, in the Common Stock.

As described in Item 6 of the 13D, OCM GW entered into agreements with third parties regarding the Issuer's capital stock in connection with its initial purchase of the Issuer's capital stock. As of the date hereof, to the actual knowledge of the Reporting Persons, without duty of inquiry, based on 6,416,401 shares of the Common Stock outstanding (including approximately 0.6 million shares of restricted Common Stock to be issued to employees of the Company pursuant to its performance-based long-term incentive plan), Richard Schultes and 4-Sibs, LLC (which parties are successors to parties that executed the Omnibus and Release Agreement described in Item 6 of the 13D, and continue to hold Series H Preferred Stock) each holds shares of the Series H Preferred Stock convertible into 7,143 shares of the Common Stock (in each case, less than 1% of the outstanding shares). In addition, the purchasers of the Series G Preferred Stock that have not converted their shares of Series G Preferred Stock pursuant to the Second Series G Subscription Agreement, described in Item 6 of the 13D, own (or may be deemed to beneficially own) Common Stock in the following amounts and percentages, based on 6,416,401 shares of the Common Stock outstanding (unless otherwise indicated, shares of Common Stock are shares receivable upon conversion of the Series G Preferred Stock held by such person): Allan Keel – 1,161,878 shares of Common Stock (16.3%; including 438,886 shares of Common Stock held directly received pursuant to restricted stock awards, 47,992 issuable upon conversion of the Series G Preferred Stock (based on the current $9.00 conversion price and accrued dividends as of September 30, 2009), and options to acquire 675,000 shares of Common Stock); and each of following persons who individually hold less than 1% and collectively hold approximately 4.5% (based on accrued dividends as of September 30, 2009), Robert Blevins, Jim Parkman, Tom Petrie; Jon Hughes; Jonathan Linker; Tim Saxman; Harry Perrin; Martha Perrin; and Randy King. To the actual knowledge of the Reporting Persons, without duty of inquiry, each such shareholder, subject to the transfer restrictions set forth in the Omnibus and Release Agreement and Second Series G Subscription Agreement, has sole power to vote and dispose of the shares held by such shareholder.

The Reporting Persons, together with certain other shareholders of the Company referred to herein that are parties to the Omnibus and Release Agreement or any other agreement described herein, may constitute a "group" for purposes of Rule 13d-5 under the Exchange Act with respect to their respective beneficial ownership of the shares of Common Stock at the time of the applicable event requiring disclosure in this Schedule 13D. Each Reporting Person disclaims the existence of a "group" and disclaims beneficial ownership of all shares of the Common Stock other than any shares reported herein as being held of record by it. The filing of this Schedule 13D shall not constitute an admission that the Reporting Persons and such persons constitute a "group" for purposes of Rule 13d-5 promulgated under the Act.

Each of the Covered Persons disclaims beneficial ownership of the shares of the Issuer's Common Stock reported herein and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement, except to the extent of such Covered Person’s pecuniary interest, if any, in the Common Stock.

Except as set forth herein, Item 5 of the 13D ((a) and (b)), to the knowledge of the Reporting Persons, remains unchanged.

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CUSIP NO. 22662K 20 7	Page 22 of 28 Pages

(c)        Except as set forth herein to the knowledge of the Reporting Persons, with respect to the other persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of the Common Stock in the last 60 days.

(d)       The non-managing member of OCM GW, OCM Principal Opportunities Fund IIIA, L.P., has the right to receive dividends from, or the proceeds from the sale of, the Common Stock held directly by OCM GW or underlying the preferred stock held by OCM GW, to the extent of its interest in OCM GW.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer

See Item 4 for a description of the expected purchase by OCM GW of shares of Common Stock in the Issuer’s public offering expected to close on December 22, 2009.

Effective December 7, 2009, the Issuer entered into the Waiver, Consent and First Amendment to the Shareholders Rights Agreement (the “SRA Amendment”) with OCM GW amending the existing Shareholders Rights Agreement, dated as of February 28, 2005, with the Issuer. The SRA Amendment provides that, among other things, in connection with a proposed public offering of the Issuer’s common stock, OCM GW will waive certain of its rights under the existing Shareholders Rights Agreement, including a waiver of piggy-back registration rights and a waiver of OCM GW’s right of first refusal with respect to the issuance of shares of the Common Stock.

Effective December 7, 2009, the Issuer entered into a Termination Agreement (the “Termination Agreement”) with OCM GW waiving, in connection with a proposed public offering of the Issuer’s common stock, its piggy-back registration rights under, and terminating, subject to certain conditions, the Registration Rights Agreement dated May 8, 2007 between the Issuer and OCM GW (as a successor to EXCO Resources, Inc.).

On or about December 7, 2009, certain of the Issuer’s directors and executive officers and OCM GW and OCM Crimson delivered lockup agreements (the “Lock-Up Agreements”) whereby they agreed not to (1) dispose of any shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock, (2) enter into any derivatives transaction that transfers to another any of the economic consequences of ownership of the Common Stock, (3) exercise any registration rights with respect to the registration of any shares of Common Stock or securities convertible, exercisable or exchangeable into any of the Issuer’s capital stock, or (4) publicly disclose the intention to do any of the foregoing for a period of 180 days from the date of the prospectus filed in connection with the Issuer’s registration statement on Form S-1 (Reg. No. 333-163277), subject to certain exceptions and extensions.

The description contained in this Item 6 of the SRA Amendment, the Termination Agreement and the Lock-Up Agreements is qualified in its entirety by reference to the full text of the documents, which are incorporated herein by reference and filed as Exhibits 99(b), (c) and (d) hereto.

Except as described above and herein in this Amendment No. 2 to the 13D (including the 13D or Amendment No. 1 to the 13D), there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Issuer currently owned by OCM GW and OCM Crimson.

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CUSIP NO. 22662K 20 7	Page 23 of 28 Pages

Item 7. Material to be filed as Exhibits

99(a)

Certificate of Amendment to Certificate of Designation, Preferences and Rights of Series G Convertible Preferred Stock of Crimson Exploration Inc. dated December 8, 2009 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed December 10, 2009).

99(b)

Waiver, Consent and First Amendment to the Shareholders Rights Agreement, dated as of December 7, 2009 between the Company and OCM GW. (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed December 10, 2009).

99(c)	Termination Agreement dated as of December 7, 2009 between the Company and OCM GW. (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed December 10, 2009).
99(d)

Lock-up Letter Agreement, dated on or about December 7, 2009, delivered by OCM GW and OCM Crimson (incorporated by reference to the form of Lock-Up Agreement filed as Exhibit A to Exhibit 1.1 to the Issuer’s Amendment No. 1 to Registration Statement on Form S-1 (Reg. No. 333-163277)).

99(e)	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

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CUSIP NO. 22662K 20 7	Page 24 of 28 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of December 17, 2009

OCM GW HOLDINGS, LLC

By:     OCM Principal Opportunities Fund III, L.P.
Its:     Managing Member
By:     OCM Principal Opportunities Fund III GP, L.P.
Its:     General Partner
By:     Oaktree Fund GP I, L.P.
Its:     General Partner

By:     /s/ Stephen A. Kaplan
Name: Stephen A. Kaplan
Title: Authorized Signatory
By:     /s/ Adam C. Pierce
Name: Adam C. Pierce
Title: Authorized Signatory

OCM PRINCIPAL OPPORTUNITIES FUND III, L.P.

By:     OCM Principal Opportunities Fund III GP, L.P.
Its:     General Partner
By:     Oaktree Fund GP I, L.P.
Its:     General Partner

By:     /s/ Stephen A. Kaplan
Name: Stephen A. Kaplan
Title: Authorized Signatory
By:     /s/ Adam L. Pierce
Name: Adam L. Pierce
Title: Authorized Signatory

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CUSIP NO. 22662K 20 7	Page 25 of 28 Pages

OCM PRINCIPAL OPPORTUNITIES FUND III GP, L.P.

By:     Oaktree Fund GP I, L.P.
Its:     General Partner

By:     /s/ Stephen A. Kaplan
Name: Stephen A. Kaplan
Title: Authorized Signatory
By:     /s/ Adam L. Pierce
Name: Adam L. Pierce
Title: Authorized Signatory

OAKTREE FUND GP I, L.P.

By:     /s/ Richard Ting
Name: Richard Ting
Title: Authorized Signatory
By:     /s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Authorized Signatory

OAKTREE CAPITAL I, L.P.
By:     OCM Holdings I, LLC
Its:     General Partner

By:     /s/ Richard Ting
Name: Richard Ting
Title: Vice President and Assistant Secretary
By:     /s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Vice President and Assistant Secretary

OCM HOLDINGS I, LLC

By:     /s/ Richard Ting
Name: Richard Ting
Title: Vice President and Assistant Secretary
By:     /s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Vice President and Assistant Secretary

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CUSIP NO. 22662K 20 7	Page 26 of 28 Pages

OAKTREE HOLDINGS, LLC

By:     Oaktree Capital Group, LLC
Its:     Managing Member

By:     /s/ Richard Ting
Name: Richard Ting
Title: Vice President and Assistant Secretary
By:     /s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Vice President and Assistant Secretary

OAKTREE CAPITAL GROUP, LLC

By:     /s/ Richard Ting
Name: Richard Ting
Title: Vice President and Assistant Secretary
By:     /s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Vice President and Assistant Secretary

OAKTREE CAPITAL GROUP HOLDINGS, L.P.
By:     Oaktree Capital Group Holdings GP, LLC
Its:     General Partner

By:     /s/ Richard Ting
Name: Richard Ting
Title: Managing Director, Associate General Counsel
By:     /s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:     /s/ Richard Ting
Name: Richard Ting
Title: Managing Director, Associate General Counsel
By:     /s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Senior Vice President

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CUSIP NO. 22662K 20 7	Page 27 of 28 Pages

OCM Crimson Holdings, LLC

By:     OCM Principal Opportunities Fund IV, L.P.
Its:     Managing Member

By: OCM Principal Opportunities Fund IV GP, L.P.
Its: General Partner

By: OCM Principal Opportunities Fund IV GP Ltd.
Its: General Partner

By: Oaktree Capital Management, L.P.
Its: Director

By:     /s/ Stephen A. Kaplan
Name: Stephen A. Kaplan
Title: Principal

By:     /s/ Adam L. Pierce
Name: Adam L. Pierce
Title: Vice President

ocm principal opportunities FUND iv, l.p.

By: OCM Principal Opportunities Fund IV GP, L.P.
Its: General Partner

By: OCM Principal Opportunities Fund IV GP Ltd.
Its: General Partner

By: Oaktree Capital Management, L.P.
Its: Director

By:     /s/ Stephen A. Kaplan
Name: Stephen A. Kaplan
Title: Principal

By:     /s/ Adam L. Pierce
Name: Adam L. Pierce
Title: Vice President

OCM principal opportunities fund iv gp, l.p.

By: OCM Principal Opportunities Fund IV GP Ltd.
Its: General Partner

By: Oaktree Capital Management, L.P.
Its: Director

By:     /s/ Stephen A. Kaplan
Name: Stephen A. Kaplan
Title: Principal

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CUSIP NO. 22662K 20 7	Page 28 of 28 Pages

By:     /s/ Adam L. Pierce
Name: Adam L. Pierce
Title: Vice President

OCM Principal opportunities fund iv gp ltd.

By: Oaktree Capital Management, L.P.
Its: Director

By:     /s/ Stephen A. Kaplan
Name: Stephen A. Kaplan
Title: Principal

By:     /s/ Adam L. Pierce
Name: Adam L. Pierce
Title: Vice President

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Page 28 of 28 Pages

ANNEX A

Oaktree Capital Group Holdings GP, LLC

The name and principal occupation of each of the members of the executive committee of Oaktree Capital Group Holdings GP, LLC and its executive officers are listed below.

Name	Principal Occupation
Howard S. Marks	Chairman of the Board of Oaktree Capital Group, LLC and Chairman of Oaktree Capital Management, L.P.
Bruce A. Karsh	President and Director of Oaktree Capital Group, LLC and President of Oaktree Capital Management, L.P.
John B. Frank	Managing Principal and Director of Oaktree Capital Group, LLC and Managing Principal of Oaktree Capital Management, L.P.
David M. Kirchheimer	Chief Financial Officer, Chief Administrative Officer and Director of Oaktree Capital Group, LLC and Chief Financial Officer, Chief Administrative Officer and Principal of Oaktree Capital Group, L.P.
Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.
Larry W. Keele	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.
Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.
Kevin L. Clayton	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Annex A- Page 1

Oaktree Capital Group Holdings, L.P.

The general partner of Oaktree Capital Group Holdings, L.P. is Oaktree Capital Group Holdings GP, LLC. There are no executive officers and directors appointed at Oaktree Capital Group Holdings, L.P.

Oaktree Capital Group, LLC

The name and principal occupation of each of the directors and executive officers of Oaktree Capital Group, LLC are listed below.

Name	Principal Occupation
Howard S. Marks	Chairman of the Board of Oaktree Capital Group, LLC and Chairman of Oaktree Capital Management, L.P.
Bruce A. Karsh	President and Director of Oaktree Capital Group, LLC and President of Oaktree Capital Management, L.P.
John B. Frank	Managing Principal and Director of Oaktree Capital Group, LLC and Managing Principal of Oaktree Capital Management, L.P.
David M. Kirchheimer	Chief Financial Officer, Chief Administrative Officer and Director of Oaktree Capital Group, LLC and Chief Financial Officer, Chief Administrative Officer and Principal of Oaktree Capital Group, L.P.
Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.
D. Richard Masson	Director of Oaktree Capital Group, LLC: Retired
Larry W. Keele	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.
Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.
Kevin L. Clayton	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.
Robert Denham	Outside director of Oaktree Capital Group, LLC. Currently, a partner at the law firm of Munger Tolles & Olson.
Wayne Pierson	Outside director of Oaktree Capital Group, LLC. Currently, the Chief Financial Officer and Treasurer of Meyer Memorial Trust.

Annex A- Page 2

Oaktree Holdings, LLC

The managing member of Oaktree Holdings, LLC is Oaktree Capital Group, LLC. There are no executive officers and directors appointed at Oaktree Holdings, LLC.

OCM Holdings I, LLC

The managing member of OCM Holdings I, LLC is Oaktree Holdings, LLC. The name and principal occupation of each of the executive officers of OCM Holdings I, LLC are listed below.

Name	Principal Occupation
Howard S. Marks	Chairman of the Board of Oaktree Capital Group, LLC and Chairman of Oaktree Capital Management, L.P.
Bruce A. Karsh	President and Director of Oaktree Capital Group, LLC and President of Oaktree Capital Management, L.P.

Oaktree Capital I, L.P.

OCM Holdings I, LLC is the general partner of Oaktree Capital I, L.P. There are no executive officers or directors appointed at Oaktree Capital I, L.P.

Oaktree Fund GP I, L.P.

Oaktree Capital I, L.P. is the general partner of Oaktree Fund GP I, L.P. There are no executive officers or directors appointed at Oaktree Fund GP I, L.P.

OCM Principal Opportunities Fund III GP, L.P.

Oaktree Fund GP I, L.P. is the general partner of OCM Principal Opportunities Fund III GP, L.P. There are no executive officers or directors appointed at OCM Principal Opportunities Fund III GP, L.P.

OCM Principal Opportunities Fund III, L.P.

OCM Principal Opportunities Fund III GP, L.P. is the general partner of OCM Principal Opportunities Fund III, L.P. There are no executive officers or directors appointed at OCM Principal Opportunities Fund III, L.P.

OCM GW Holdings, LLC

OCM Principal Opportunities Fund III, L.P. is the managing member of OCM GW Holdings, LLC. There are no executive officers or directors appointed at OCM GW Holdings, LLC.

Oaktree Principal Opportunities Fund IV GP Ltd.

Oaktree Fund GP I, L.P. is the sole shareholder of Oaktree Principal Opportunities Fund IV GP Ltd. Oaktree Capital Management, L.P. ("Oaktree") is the sole director of Oaktree Principal Opportunities Fund IV GP Ltd. In May 2005, the U.S. Securities and Exchange Commission (the "SEC") accepted Oaktree's offer to resolve an investigation into four alleged violations by Oaktree's emerging markets fund of an SEC trading rule, Rule 105 of Regulation M, which prohibits the use of stock acquired in a public offering to cover a short position entered into in the five business days before the offering.  Oaktree cooperated immediately and fully with the SEC's inquiry into this matter and readily agreed to enter into a cease-and-desist order requiring Oaktree to (a) implement written compliance policies and procedures reasonably designed to prevent violations of Regulation M, review those policies and procedures annually and require the chief compliance officer to administer these policies and procedures; (b) pay disgorgement and prejudgment interest of $175,928; and (c) pay a civil money penalty in the amount of $169,773.  In accepting Oaktree's offer of settlement, the SEC took specific note of the "remedial acts promptly undertaken by Oaktree and cooperation afforded the Commission staff."  Oaktree has updated its firm

Annex A- Page 3

compliance manual to ensure that it addresses the requirements of Rule 105 of Regulation M and outlines the policies and procedures Oaktree has designed to reasonably prevent further violations.

OCM Principal Opportunities Fund IV GP, L.P.

Oaktree Principal Opportunities Fund IV GP Ltd. is the general partner of OCM Principal Opportunities Fund IV GP, L.P. There are no executive officers or directors appointed at OCM Principal Opportunities Fund IV GP, L.P.

OCM Principal Opportunities Fund IV, L.P.

OCM Principal Opportunities Fund IV GP, L.P. is the general partner of OCM Principal Opportunities Fund IV, L.P. There are no executive officers or directors appointed at OCM Principal Opportunities Fund IV, L.P.

OCM Crimson Holdings, LLC

OCM Principal Opportunities Fund IV, L.P. is the managing member of OCM Crimson Holdings, LLC. There are no executive officers or directors appointed at OCM Crimson Holdings, LLC.

Annex A- Page 4

EXHIBIT 99(e)

JOINT FILING AGREEMENT

Pursuant to Rule 13(d)-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on Schedule 13D is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements. Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated as of December 17, 2009.

OCM GW HOLDINGS, LLC

By:     OCM Principal Opportunities Fund III, L.P.
Its:     Managing Member
By:     OCM Principal Opportunities Fund III GP, L.P.
Its:     General Partner
By:     Oaktree Fund GP I, L.P.
Its:     General Partner

By:     /s/ Stephen A. Kaplan
Name: Stephen A. Kaplan
Title: Authorized Signatory
By:     /s/ Adam L. Pierce
Name: Adam L. Pierce
Title: Authorized Signatory

OCM PRINCIPAL OPPORTUNITIES FUND III, L.P.

By:     OCM Principal Opportunities Fund III GP, L.P.
Its:     General Partner
By:     Oaktree Fund GP I, L.P.
Its:     General Partner

By:     /s/ Stephen A. Kaplan
Name: Stephen A. Kaplan
Title: Authorized Signatory
By:     /s/ Adam L. Pierce
Name: Adam L. Pierce
Title: Authorized Signatory

Joint Filing Agreement – Page 1

OCM PRINCIPAL OPPORTUNITIES FUND III GP, L.P.

By:     Oaktree Fund GP I, L.P.
Its:     General Partner

By:     /s/ Stephen A. Kaplan
Name: Stephen A. Kaplan
Title: Authorized Signatory
By:     /s/ Adam L. Pierce
Name: Adam L. Pierce
Title: Authorized Signatory

OAKTREE FUND GP I, L.P.

By:     /s/ Richard Ting
Name: Richard Ting
Title: Authorized Signatory
By:     /s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Authorized Signatory

OAKTREE CAPITAL I, L.P.
By:     OCM Holdings I, LLC
Its:     General Partner

By:     /s/ Richard Ting
Name: Richard Ting
Title: Vice President and Assistant Secretary
By:     /s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Vice President and Assistant Secretary

OCM HOLDINGS I, LLC

By:     /s/ Richard Ting
Name: Richard Ting
Title: Vice President and Assistant Secretary
By:     /s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Vice President and Assistant Secretary

Joint Filing Agreement – Page 2

OAKTREE HOLDINGS, LLC

By:     Oaktree Capital Group, LLC
Its:     Managing Member

By:     /s/ Richard Ting
Name: Richard Ting
Title: Vice President and Assistant Secretary
By:     /s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Vice President and Assistant Secretary

OAKTREE CAPITAL GROUP, LLC

By:     /s/ Richard Ting
Name: Richard Ting
Title: Vice President and Assistant Secretary
By:     /s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Vice President and Assistant Secretary

OAKTREE CAPITAL GROUP HOLDINGS, L.P.
By:     Oaktree Capital Group Holdings GP, LLC
Its:     General Partner

By:     /s/ Richard Ting
Name: Richard Ting
Title: Managing Director, Associate General Counsel
By:     /s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:     /s/ Richard Ting
Name: Richard Ting
Title: Managing Director, Associate General Counsel
By:     /s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Senior Vice President

Joint Filing Agreement – Page 3

OCM Crimson Holdings, LLC

By:     OCM Principal Opportunities Fund IV, L.P.
Its:     Managing Member

By: OCM Principal Opportunities Fund IV GP, L.P.
Its: General Partner

By: OCM Principal Opportunities Fund IV GP Ltd.
Its: General Partner

By: Oaktree Capital Management, L.P.
Its: Director

By:     /s/ Stephen A. Kaplan
Name: Stephen A. Kaplan
Title: Principal

By:     /s/ Adam L. Pierce
Name: Adam L. Pierce
Title: Vice President

ocm principal opportunities FUND iv, l.p.

By: OCM Principal Opportunities Fund IV GP, L.P.
Its: General Partner

By: OCM Principal Opportunities Fund IV GP Ltd.
Its: General Partner

By: Oaktree Capital Management, L.P.
Its: Director

By:     /s/ Stephen A. Kaplan
Name: Stephen A. Kaplan
Title: Principal

By:     /s/ Adam L. Pierce
Name: Adam L. Pierce
Title: Vice President

OCM principal opportunities fund iv gp, l.p.
By: OCM Principal Opportunities Fund IV GP Ltd.
Its: General Partner

By: Oaktree Capital Management, L.P.
Its: Director

Joint Filing Agreement – Page 4

By:     /s/ Stephen A. Kaplan
Name: Stephen A. Kaplan
Title: Principal

By:     /s/ Adam L. Pierce
Name: Adam L. Pierce
Title: Vice President

OCM Principal opportunities fund iv gp ltd.

By: Oaktree Capital Management, L.P.
Its: Director

By:     /s/ Stephen A. Kaplan
Name: Stephen A. Kaplan
Title: Principal

By:     /s/ Adam L. Pierce
Name: Adam L. Pierce
Title: Vice President

Joint Filing Agreement – Page 5

Exhibit Index

Name of Exhibit

99(a)

Certificate of Amendment to Certificate of Designation, Preferences and Rights of Series G Convertible Preferred Stock of Crimson Exploration Inc. dated December 8, 2009 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed December 10, 2009).

99(b)

Waiver, Consent and First Amendment to the Shareholders Rights Agreement, dated as of December 7, 2009 between the Company and OCM GW. (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed December 10, 2009).

99(c)	Termination Agreement dated as of December 7, 2009 between the Company and OCM GW. (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed December 10, 2009).
99(d)

Lock-up Letter Agreement, dated on or about December 7, 2009, delivered by OCM GW and OCM Crimson (incorporated by reference to the form of Lock-Up Agreement filed as Exhibit A to Exhibit 1.1 to the Issuer’s Amendment No. 1 to Registration Statement on Form S-1 (Reg. No. 333-163277)).

99(e)	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.